SEC MAIL PROCESSING SECTION
RECEIVED
MAR 10 2003
WASH. D.C. 187

SUPPL 82-3027

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

03007248

Freedom of Information and Protection of Priv ...ion requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
WESTWARD EXPLORATIONS LTD.	02	12	31	03	02	24

ISSUER ADDRESS: #900 – 555 BURRARD STREET				
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V7X 1M8	ISSUER FAX NO. 604-893-7071	ISSUER TELEPHONE NO. 604-688-1508
CONTACT PERSON JUNE BALLANT		CONTACT'S POSITION CONTROLLER		CONTACT TELEPHONE NO. 604-688-1508
CONTACT EMAIL ADDRESS jballant@windarra.com		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Steve Brunelle"	STEVEN BRUNELLE	03	02	27
"John Pallot"	JOHN PALLOT	03	02	27

FIN51-901F Rev.2000/12/19

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

3/13

WESTWARD EXPLORATIONS LTD.
FORM 51-901F – QUARTERLY REPORT
DECEMBER 31, 2002

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the period ended December 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

   See Note 6 in the attached unaudited financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached unaudited financial statements.

2. Related party transactions:

   See Note 8 in the attached unaudited financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

   There were no securities issued during the period.

   b) Summary of options granted:

   There were no options granted during the period.

4. As at the end of the reporting period:

   a) Authorized capital stock: 100,000,000 voting common shares, without par value

   b) Shares issued and outstanding:

	Number of Shares	Amount
Balance, December 31, 2002	18,697,548	$ 5,996,533

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd…)

4. c) Options, warrants and convertible securities outstanding:

See Note 7 in the attached unaudited financial statements.

d) Number of escrow shares: Nil

5. List of directors and officers:

Director and President:	John Pallot
Director:	Jay Sujir
Director:	Steven Brunelle
Director:	Peter Dunfield
Secretary:	June Ballant

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. The Company's business

The Company is in the business of exploring mineral properties to determine whether the mineral properties contain economically recoverable ore reserves. The Company's exploration activities have been centered on precious metal properties in Canada and South America.

2. Operations and financial discussions

Mineral properties and exploration

Little Deer Lake, Saskatchewan

The Company holds a 20% interest in a joint venture. The properties are in good standing for 20 years. During the period, no works programs were undertaken.

Magnacon Properties, Ontario

The Magnacon property was mined between 1989 and 1990. A consultant's report prepared by Watts, Griffis and McQuat in 1995 valued the property at $31 million based on reserves of 2,345,000 tons at an average grade of 0.20 ounce of gold per ton. In 1996, Windarra sold its interest in the Magnacon Mill to River Gold but retained certain milling rights, which are available to Windarra, Westward and Mishibishu.

In March 2000, Windarra and Westward agreed to the sale of the operator's controlling interest to River Gold Mines Ltd. ("River Gold"). Under a revised joint venture agreement Windarra and Westward do not have to expend capital on the Magnacon properties until River Gold completes a $2M work commitment over the next 2 years. Despite the valuation and firm work commitment from River Gold, on September 30, 2001, in accordance with recent recommendations by the CICA, the Company wrote-down the mineral claims and related deferred explorations costs to a nominal value.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Magnacon Properties, Ontario (cont'd...)

In a press release dated November 26, 2002 River Gold announced "a 7000 metre drilling program designed to provide a systematic evaluation of the Magnacon properties has commenced. As part of this, a target arising out of a compilation program has returned promising early results."

At year-end 2002 River Gold reported that it has spent $500,000 at the Magnacon properties. River Gold proposes to spend $3.5M on the properties in 2003. After River Gold has spent $2M at the Magnacon properties Windarra and Westward will be responsible for 25% of any further programs proposed. Management is reviewing the current proposal for additional work.

Los Caballos Property, Argentina

Pursuant to the Cameco-Westward-Tenke option agreement, Westward has received to date 675,000 shares of Tenke Mining Corp. During the previous year, the Company received the final tranche of share issuance of 170,378 common shares of Tenke recorded at an agreed price of $0.52 per share.

Financial discussion

The Company's overall operating expenses were similar for the current period, which totalled $21,487 compared to $38,076 in the period ending December 31, 2001. The main difference occurred in the drop of business development fees from $11,200 in 2001 to nil in 2002.

During the previous period, the Company received 170,378 common shares of Tenke Mining Corp. ("Tenke"), which resulted in a net gain of $88,597. During the previous period, the Company sold a portion of its Tenke shares received, which resulted in a loss to the Company of $21,692. The sale was to generate funds for working capital purposes. During the current period, the Company received a $50,000 settlement with the Province of British Columbia. This was related to the expropriation of the Company's interest in the Shuttleworth claims located in the Alberni Mining Division by the government in 1994. As a result of these items, the Company had a net gain of $40,327 for the period compared to a net gain of $39,125 for the period ending December 31, 2001.

The Company did not raise any capital during the period. The Company has no property commitment expenditures and therefore anticipates maintaining a similar level of administration expenses throughout the upcoming year until a new project is identified. However, the Company is currently reviewing the proposal for additional work on the Magnacon property, as mentioned herein. If the Company proceeds with the program, additional financing will be necessary.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

3. Contingencies

During 1999, CCRA reviewed the Company's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

Management is of the opinion that these reassessments are without merit and has filed Notices of Objection with the Appeals Division of the CCRA. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in the financial statements.

4. Working Capital Position

At December 31, 2002, the Company had working capital of $82,637. In addition, the Company has long-term marketable securities presently valued at $25,221 and a receivable from parent of $1,039,152. Westward and its parent Windarra are working on financing options in anticipation of new acquisitions, which will be announced in due course.

WESTWARD EXPLORATONS LTD.
Balance Sheets
Unaudited

	December 31 2002	September 30 2002
ASSETS		
Current		
Cash and equivalents	$ 102,273	$ 78,626
Receivables	4,958	5,360
	107,231	83,986
Long term investment (Note 3)	25,221	25,221
Due from Windarra Minerals Ltd. (Note 4)	1,039,152	1,027,498
Capital assets (Note 5)	1,368	1,479
Mineral properties (Note 6)	2	2
Deferred exploration costs (Note 6)	1	1
	$ 1,172,975	$ 1,138,187
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 24,594	$ 30,133
Shareholders' equity		
Capital stock (Note 7)	5,996,533	5,996,533
Deficit	(4,848,152)	(4,888,479)
	1,148,381	1,108,054
	$ 1,172,975	$ 1,138,187

Contingency (Note 11)

On behalf of the Board:

"Steve Brunelle"	*"John Pallot"*
Steve Brunelle	John Pallot
Director	Director

The accompanying notes are an integral part of these financial statements.

WESTWARD EXPLORATONS LTD.
Statements of Operations and Deficit
Unaudited

	3 months ended Dec 31 2002	3 months ended Dec 31 2001
EXPENSES		
Administration fees	$ 3,000	$ 6,000
Amortization	111	93
Audit and accounting	3,000	2,000
Business development fees	-	11,200
Investor relations	283	479
Legal	-	4,042
Management & financial consulting	5,750	7,600
Office & sundry	3,461	1,537
Regulatory fees	70	1,550
Rent & reception	2,475	3,000
Technical consulting	2,800	-
Transfer agent fees	537	575
	21,487	38,076
Loss from operations	(21,487)	(38,076)
OTHER ITEMS		
Interest income	11,814	10,296
Loss on sale of investment	-	(21,692)
Gain on option of mineral property	-	88,597
Gain on appropriation of mineral property	50,000	-
	61,814	77,201
Income for the period	40,327	39,125
Deficit, beginning of period	(4,888,479)	(4,785,309)
Deficit, end of period	$ (4,848,152)	$ (4,746,184)
Income per share	$ 0.01	$ 0.01

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of mineral properties.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company is considered to be in the development stage, as it has not yet earned significant revenues.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Dec 31 2002	Sept 30 2002
Working capital	$ 82,637	$ (53,853)
Deficit	(4,848,152)	(4,888,479)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisitions of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties, which are sold before that property reaches the production stage, will have all revenues from the sale of the property credited against the cost of the property. Properties, which have reached the production stage, will have a gain or loss calculated based on the portion of that property sold.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Long-term investments

Long-term investments include publicly traded securities, which are stated at cost or quoted market value and adjusted to net realizable value if there is a decline in value that is other than temporary.

The Company accounts for its investment in the Adelaide Group Partnership ("Adelaide") on the equity basis of accounting, whereby the investment is initially recorded at cost and adjusted to recognize the Company's share of earnings or losses in the partnership.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock based compensation

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation costs for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company elected to adopt the intrinsic value-based method for employee awards. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements of either the current period or prior period presented.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Basic earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the year.

3. LONG-TERM INVESTMENTS

	Dec 31 2002	Sept 30 2002
Shares of publicly trade companies	$ 25,221	$ 46,004
Less: Written-down	-	(20,783)
	25,221	25,221
Investment in Adelaide	-	50,000
Less: Written-off	-	(50,000)
Total investments	$ 25,221	$ 25,221

During 2001, the Company acquired a 10% participation interest in Adelaide for $50,000. Adelaide proposed to source and sell coal between China and Europe. During fiscal 2002, management of the Company determined that it would not proceed with the investment and accordingly, all related costs were written-off to operations in that period.

4. DUE FROM WINDARRA MINERALS LTD.

The amounts due from Windarra Minerals Ltd. ("Windarra"), who owns approximately 72% of the common shares of the Company, are unsecured, bear interest at the prime rate and have no specific terms of repayment.

The fair value of this loan is not determinable, as it has no specific terms of repayment.

5. CAPITAL ASSETS

	Dec 31 2002			Sept 30 2002		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 4,371	$ 3,003	$ 1,368	$ 4,371	$ 2,892	$ 1,479

6. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	Little Deer Lake Claims	Magnacon Claims	Total Dec 31 2002	Little Deer Lake Claims	Magnacon Claims	Total Sept 30 2002
Balance, beginning of period	$ 1	$ 2	$ 3	$ 1	$ 2	$ 3
Balance, end of period	$ 1	$ 2	$ 3	$ 1	$ 2	$ 3

Little Deer Lake claims, Saskatchewan

The Company holds a 20% interest in a joint venture on certain claims in the La Ronge Mining Division, Saskatchewan.

Magnacon claims, Ontario

The Company previously acquired from its parent company, Windarra, an 11.12% beneficial interest in certain mineral claims in the Sault Ste. Marie Division, Ontario. The Company wrote down the mineral claims and related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

6. MINERAL PROPERTIES (cont'd...)

Los Caballos, Argentina

During 1999, the Company entered into an option agreement with Cameco Argentina S.A. ("Cameco"), whereby the Company can earn a 51% interest in certain mineral claims in the San Juan Province, Argentina by incurring exploration expenditures totalling US$1,000,000 by March 15, 2003.

The Company and Cameco subsequently entered into an agreement to option 100% of the claims to Tenke Mining Corp. ("Tenke"). As consideration, Tenke is required to issue a total of 1,200,000 common shares of its capital (to be allocated between the Company and Cameco and or its affiliates) and incur exploration expenditures of US$4,000,000 over four years.

During the previous year, the Company received 170,378 common shares of Tenke, which resulted in a net gain of $88,597. As at December 31, 2002, the Company has received a total of 675,000 common shares of Tenke, which was the total consideration under the option agreement.

7. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common voting shares, without par value		
Issued		
As at December 31, 2002	18,697,548	$ 5,996,533

As at December 31, 2002, 13,474,215 common shares of the Company are held by Windarra.

Stock options

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following incentive stock options were outstanding at December 31, 2002:

Number of Shares	Exercise Price	Expiry Date
210,000	$ 0.20	August 18, 2004
810,000	0.15	May 16, 2006

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued accounting fees of $3,000 to an officer of the Company.

b) Paid or accrued office rent of $825 to Windarra.

c) Paid or accrued management and financial consulting fees of $2,250 to a director of the Company.

d) Paid or accrued corporate administration fees of $3,000 to a Company with a common director.

e) The Company accrued interest income of $11,654 from Windarra.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. SEGMENTED INFORMATION

The Company primarily operates in Canada in one industry segment.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposit, receivables, long-term investments, amounts due from Windarra Minerals Ltd., and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

11. CONTINGENCY

a) During 1999, the CCRA reviewed the Company's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

   Management is of the opinion that the reassessment is without merit and has filed a Notice of Appeal with the Tax Courts of Canada. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in these financial statements.

b) During the previous year, the former President signed an agreement on behalf of the Company between APR Energy Pte. Ltd. ("APR"), APR Coal and Energy Ltd. ("APR Coal"), the former President and his business partner, to form and capitalize a coal trading company based in Singapore. The agreement stipulated that the initial capitalization would be $4,000,000 Singapore Dollars of which the Company would contribute 10%. Management maintains that it did not authorize nor ratify the signing of this agreement and has notified the parties accordingly. APR and APR Coal have agreed to takeover the Company's position and the former President has also indemnified the Company from any liabilities arising out of this agreement.

WESTWARD EXPLORATIONS LTD.

Windarra Resource Group

CORPORATE DATA

FEBRUARY 2003

HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

REGISTERED OFFICE & SOLICITOR

Attention: Jay Sujir
Anfield Sujir Kennedy & Durno
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1270 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

John Pallot, Director / President
June Ballant, Secretary
Steven Brunelle, Director
Jay Sujir, Director
Peter Dunfield, Director

INVESTOR CONTACTS

John Pallot
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	18,697,548
Escrow:	Nil
Options:	1,020,000
Warrants:	Nil

LISTINGS

TSX Venture Exchange
Trading Symbol: WWE
Cusip No.: 96168D 10 7